

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Michael T. Gray
Chief Executive Officer
Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

   Re: Tiberius Acquisition Corporation
     Amendment No. 1 to Form PRER14A
     Filed February 18, 2020
     File No. 001-38422

Dear Mr. Gray:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Jeffrey W. Rubin, Esq.